Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
POLYMEDIX, INC.

POLYMEDIX, INC., (the “Corporation”), a corporation organized and existing under of the General Corporation Law of the State of Delaware, does hereby certify:

FIRST: That the board of directors of the Corporation (the “Board of Directors”), at a duly convened meeting of the Board of Directors, duly adopted a resolution declaring advisable the amendment of the Amended and Restated Certificate of Incorporation of the Corporation, as amended (the “Certificate”), and submitted the same to the stockholders of the Corporation for approval. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the first sentence of Article FOURTH, be amended and restated in its entirety as follows:

“Fourth.     The Corporation shall be authorized to issue 250,000,000 shares of Common Stock, with a par value of $0.001 per share (the “Common Stock”) and 10,000,000 shares of Preferred Stock, with a par value of $0.001 per share (the “Preferred Stock”).”

SECOND: That the stockholders of the Corporation have duly approved the aforesaid amendment in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 10th day of December, 2008.

POLYMEDIX, INC.

By:      /s/ Nicholas Landekic
Name: Nicholas Landekic
Title: President and Chief Executive Officer